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John T. Boyd Company Mining and Geological Consultants

CONSENT OF MINING AND GEOLOGICAL CONSULTANTS

The Board of Directors
Jintai Mining Group, Inc.

We consent to the inclusion in this Registration Statement on Form S-1 filed with the Securities and Exchange Commission by Jintai Mining Group, Inc. on August 12, 2010 (the “Registration Statement”), of our report dated July 14, 2010, relating to the field observations and description of the existing operation of the Shangchao Zinc/Lead Mine located in Huanjiang County, Guangxi Province, People’s Republic of China (PRC), owned by Huanjiang Jintai Mining Co. Ltd.

Respectfully submitted,

JOHN  T.  BOYD  COMPANY
By:
John T. Boyd II
President and CEO

Pittsburgh, Pennsylvania
August 6, 2010